

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via E-mail
Yoav Doppelt
Chief Executive Officer
Kenon Holdings Ltd.
80 Raffles Place #26-01
UOB Plaza 1
Singapore 048624

>   **Re: Kenon Holdings Ltd.**
>   **Registration Statement on Form 20-F**
>   **Filed November 25, 2014**
>   **File No. 001-36761**

Dear Mr. Doppelt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 9 of our letter dated August 28, 2014. In your response, you provide an analysis of the company's investment company status under Section 3(a)(1)(C) of the Investment Company Act of 1940 based on the anticipated outcome of future transactions. Please provide this analysis, including the necessary calculations, based on the company's current asset composition on an unconsolidated basis.

Yoav Doppelt
Kenon Holdings Ltd.
December 10, 2014
Page 2

2. Several statements in your filing and in your response to comment 9 of our letter dated August 28, 2014 suggest that the company secures control of its subsidiaries for the purpose of making a profit on the sale of the controlled companies' securities. Please provide an analysis as to why the company is not a "special situation investment company." Among other materials, please refer to Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 at nn. 19-20 & accompanying text (Nov. 13, 1979).

Information on Business Segments, page 22

IC Power, page 26

3. We note from your disclosure in footnote (1) that with respect to your "IC Power" reporting segment, you define "EBITDA" for each period as income (loss) for the year before finance income and expenses, depreciation and amortization and income tax expense of IC Power and its consolidated subsidiaries, excluding share in profit of associated companies and excluding income recognized from recognition of negative goodwill. However, it appears from the table disclosing the reconciliation of EBITDA, that the calculation of EBITDA does not actually exclude income recognized from recognition of negative goodwill and that the amount related to negative goodwill is only eliminated in the calculation of Proportional EBITDA. Please revise your definition of EBITDA in this footnote as appropriate.

Unaudited Pro Forma Financial Information June 30, 2014, page 28

Notes to Pro-Forma Condensed Combined Carve-Out Financial Statements, page 34

Note 2. Pro Forma Adjustments, page 34

4. Please revise your disclosure in footnote 2(d) to explain the nature of the amounts included in the purchase price allocation effect column and how those amounts were calculated or determined.

Background to and Purpose of the Spin-Off, page 97

5. With respect to your non-primary interests, you state that you intend to distribute the respective shares or proceeds derived from the sale of such shares to your shareholders. However, we note that you state on page 107 that you intend to distribute the proceeds to your shareholders or use such proceeds to repay amounts owing under your credit facility. Please reconcile the disclosures or advise.

Owned Vessels, page 163

6. We note your response to our prior comment 3. We also note your response letter to us dated September 16, 2014 wherein you state that you do not charter out your owned vessels. Please revise to provide sufficient detail describing the revenue generating arrangements for your owned vessels.

Material Factors Affecting Results of Operations, page 186

Operating Results, page 203

Other Income, page 215

7. We note your explanation of the decrease in other income as related to the decline in your gains on sale of property, plant and equipment, which was the result of ZIM's sale of a portion of its interest in a logistics company and two container manufacturing companies. In light of the fact that this appears to be the same reason disclosed for the gain on disposal of investees in 2013, please tell us and revise your disclosure to explain the nature of other income recognized in both 2013 and 2012.

Condensed Interim Combined Carve-Out Financial Statements for the Six Months Ended June 30, 2014

Notes to the Condensed Interim Combined Carve-Out Financial Statements, page F-10

Note 7. Events Occurring Subsequent to the Period of the Report, page F-24

8. We note from your disclosure in subparagraph (M) that in September 2014, a subsidiary of Inkia performed an impairment analysis due to updating its five-year budget as a result of a downward trend in its results, combined with anticipated impacts of recent political changes which affects the power generation business and expectations of an increase in operating costs and unchanged electricity price. As a result, the subsidiary determined that the book value of the subsidiary's assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million. Please tell us why you believe it is appropriate not to record this impairment charge in the six months ended June 30, 2014. As part of your response, please tell us if any of these indicators of impairment (or any others outlined in paragraph 12 of IAS 36) existed as of June 30, 2014, related to this subsidiary.

Note 5. Additional Information, page F-14

(A) I.C. Power, page F-14

9. We note your disclosure that during 2014 you acquired AEI Nicaragua and AEI Jamaica for a total purchase price of $54 (which was adjusted to $51 million) and which resulted in a bargain purchase gain of $39 million. Please tell us how you reassessed whether you correctly identified all of the assets acquired and all of the liabilities assumed and how you recognized any additional assets or liabilities, as applicable, that were identified in that review. See guidance in paragraph 36 of IFRS 3.

(B) ZIM Integrated Shipping Services Ltd, page F-17

10. We note your disclosure that ZIM undertook to scrap eight vessels during the period of sixteen months from the effective date of the restructuring. Accordingly, as at the effective date of the restructuring (July 16, 2014), such vessels will be classified as held for sale and, as a result, impairment in an amount of $108 million will be recorded in ZIM's 2014 financial statements under other operating expenses. Please explain to us how you considered this pending disposition of vessels as an impairment indicator as of June 30, 2014. If you performed an impairment analysis of these vessels as of that date, please explain to us why you do not believe it is appropriate to record an impairment charge as of June 30, 2014. If you did not perform an impairment analysis on these eight vessels as of June 30, 2014, please explain to us why such impairment was not performed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yoav Doppelt
Kenon Holdings Ltd.
December 10, 2014
Page 5

       You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Special Counsel

cc: Via E-mail
       James A. McDonald, Esq.